Exhibit 99.1

NR 17-03

THE PARIS COURT OF APPEAL DECIDES IN FAVOR OF GOLD RESERVE INC.

SPOKANE, WASHINGTON, February 7, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTCQB: GDRZF) (“Gold Reserve” or the “Company”) announces that on February 7, 2017, the Paris Court of Appeal (the “Court”) rejected all of Venezuela’s arguments and issued a judgment dismissing the annulment applications filed by Venezuela pending before the French courts in relation to the arbitral award dated September 22, 2014 (the “Award”) rendered by the International Centre for Settlement of Investment Disputes (“ICSID”), against the Bolivarian Republic of Venezuela (“Venezuela”).

At the Court in October 2014 and January 2015, respectively, Venezuela filed annulment applications regarding the Award and regarding the December 15, 2014 arbitral decision dismissing its request for rectification (the “Decision”). During the same period, the Company applied to the Court for exequatur of the Award, which entails recognition and enforcement of the Award in France. The Court issued the exequatur on January 29, 2015 declaring the Award to be recognized and enforceable in France.

The Court considered and rejected each of the arguments raised by Venezuela, confirming that (a) the arbitral tribunal properly took jurisdiction over the matter, (b) the parties were treated equitably, and the rights of defense and the adversarial principles were respected, (c) the arbitral tribunal ruled within the mandate conferred upon it, and (d) the Award is not contrary to French international public policy.

As a result, the Court has dismissed the annulment applications filed by Venezuela, and therefore the Award in the amount of $713,032,000 USD plus interest remains enforceable in France. The Court also ordered Venezuela to pay an amount of €150,000 for the Company’s legal fees and costs. Venezuela can consider the option of appealing the judgment before the French Cour de cassation, which is the court of final resort in the French judicial system.

James Coleman, Chairman of the Board, stated, “Even though we prevailed in this matter we consider Venezuela our partner and look forward to satisfaction of the Settlement Agreement and advancing the development of the gold copper silver Siembra Minera Project (Brisas Cristinas).”

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the transactions contemplated by the Settlement Agreement, and the development of the Brisas Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated payments to the Company pursuant to the Settlement Agreement, the ability of Venezuela and the Company to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”